July 21, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:

Lily Dang, Accountant
Melissa Campbell Duru, Attorney

Re:	Terax Energy, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 25, 2006
File No. 333-132308
Form 10-KSB for the Fiscal Year Ended June 30, 2005
File No. 333-72230
Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
File No. 333-72230

Dear Ms. Dang:

          In accordance with our recent conversations, I am attaching a marked revised Note 3 of the financial statements included in the Company’s Form 10-QSB for the quarter ended March 31, 2006. The Company has confirmed that its EPS calculation contained in its Consolidated Statement of Operations for the six months ended June 30, 2005 is accurate.

          We trust that this letter appropriately addresses the issues raised in our telephone conversations. If you have any additional questions, please contact the undersigned at (212) 930-9700.

          Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe

Note 2 – Stockholders' Equity

Sale of Securities

From August 8, 2005 through September 14, 2005, the Company issued 739,000 Units at a price of $10.00 per Unit for gross proceeds to the Company of $7,390,000. Each Unit consists of eight shares of the Company’s common stock and four non-transferable share purchase warrants. Each warrant is exercisable at a price of $1.75 per share, subject to acceleration upon certain conditions. The value of the warrants, using the Black Scholes method of calculation, was $1,192,608. In addition, the Company incurred fees totaling $285,000 in connection with the offering.

With respect to Units discussed above, the Company agreed to use its best efforts to file a registration statement with the Securities and Exchange Commission on or before March 14, 2006 to register the resale of the shares of common stock sold in the offering and issuable upon exercise of the warrants. In addition, the Company agreed to use its best efforts to cause the registration statement to be declared effective by the SEC as soon as practicable after filing. The Company filed the registration statement with the Securities and Exchange Commission on March 9, 2006. In the event the registration statement is not declared effective, the Company is not obligated to pay any liquidated damages and there are no requirements to settle in cash if the Company cannot deliver registered shares.

The Company evaluated the application of Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force (“EITF”) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” for the units issued. Based on the guidance of SFAS No. 133 and EITF 00-19, the Company concluded that the warrants issued in connection with the 739,000 Units were properly classified as equity instruments and were not required to be accounted for as derivatives.

On February 7, 2006, the Company entered into securities purchase agreements to sell to four institutional investors an aggregate of 12,805,600 shares of the Company’s common stock and warrants to purchase an additional 12,805,600 shares of common stock, for an aggregate purchase price of $16,007,000. The unit purchase price of the common stock and corresponding warrant was $1.25. The warrants are exercisable at an exercise price of $1.50 per share and expire on February 6, 2011. The Company has the right to require exercise of all of the warrants in the event that (i) a registration statement registering the resale of the warrants is then in effect and (ii) the volume weighted average trading price per share of the Company’s common stock for each of the previous thirty trading days is in excess of $2.50.

The aggregate commissions paid in connection with the February 7, 2006 private placement were approximately $862,120. In addition, warrants to purchase 574,120 shares of common stock, identical to those sold to the investors, except with an exercise price of $1.25 per share were issued to the placement agent. The pricing of the securities was agreed to with the lead institutional buyer in early January 2006 when the Company’s stock was trading in the $1.75 range and represents an approximate 30% discount to the market price at that time. The fair value of the warrants, as determined using the Black Scholes pricing model, issued to the placement agent was $1,198,353 and was recorded as an equity issuance cost and is reflected in the balance sheet as a reduction to paid-in capital.

With respect to February 7, 2006 private placement, the Company also entered into registration rights agreements with the investors to register the resale of the shares of common stock sold in the offering and issuable upon exercise of the warrants. Subject to the terms of the registration rights agreement, the Company is required to file the registration statement with the Securities and Exchange Commission within 30 days of the closing, to use its best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 (the “Act”) within 60 days following the closing date of the offering, or 120 days following the closing of the offering if the registration statement is reviewed by the Securities and Exchange Commission. In the event the registration statement is not filed or declared effective when due, the Company is obligated to pay the investors liquidated damages in the amount of 1.5% of the purchase price for each month in which the Company is in default. See Form 8-K filed on February 7, for a more detailed explanation of the transaction.

The Company is accounting for the warrants associated with the sale of its common stock in the February 7, 2006 private placement, in accordance with SFAS 133 “Accounting for Derivative instruments and Hedging Activities” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a

Company’s Own Stock”. The accounting treatment of these derivative financial instruments requires that the Company record the derivatives at their fair values as of the date of the sale of the common stock and at fair value as of each subsequent balance sheet date as a liability. At February 7, 2006 the proceeds were allocated between the common stock and the warrants. The allocation was based on the value of the common stock issued utilizing the closing price of the common stock on February 7, 2006 and the fair market value of the warrants as determined using the Black Scholes pricing model. The proceeds were allocated $7,099,291, to the fair value of the warrants and recorded as a liability, and the remaining $8,907,709 was allocated to the common stock. The allocated value of the common stock was recorded as $8,894,903 in additional paid in capital, and $12,806 in common stock. The Company is required to record the unrealized changes in fair value in subsequent periods as an adjustment to the current liability with unrealized changes in the fair value of the derivative reflected in the statement of operations as “(gain)/loss on derivative liabilities”.. The Company estimates fair value using the Black Scholes option pricing model. This model requires the use of estimates such as the expected holding period, the expected future volatility of the Company’s common stock and the risk-free rate of return over the holding period. These estimates directly affect the reported amounts of the derivative instrument liabilities. The fair value of the warrants at February 7, 2006, was $27,045,484. The excess of the fair value of the warrants over the allocated purchase price was $19,946,193 of which $1,198,353 representing the fair value of the warrants issued to the placement agent was recorded as an equity issuance cost and is reflected in the balance sheet as a reduction to the paid in capital and the remaining $18,747,840 was recorded in the statement of operations as a loss on derivative liability. The significant assumptions used in the valuation were: the exercise price as noted above; Terax’s common stock price on February 7, 2006, which was $2.65; expected volatility of 79.92%; risk free interest rate of approximately 4.5%, and a term of 5 years. At March 31, 2006 the fair value of the warrants was again determined utilizing the Black Scholes valuation model. The fair value of the warrants at March 31, 2006 was $21,413,629. The significant assumptions used in the valuation were: the exercise price as noted above; Terax’s common stock price on March 31, 2006, which was $2.20; expected volatility of 79.35%; risk free interest rate of approximately 4.8%, and a term of four years and eight months. The resulting unrealized change in fair value of $5,631,855 from February 7, 2006 to March 31, 2006 was recorded in the statement of operations as a gain on derivative liability resulting in a net loss on derivative liability for the period of $13,115,985.

On February 2, 2006 the Company and certain current and former directors, officers and agents of the Company entered into a Master Compromise and Settlement Agreement with J. William Rhea, IV pursuant to which the parties resolved all outstanding claims between them. As part of the resolution, 800,000 shares of the Company’s common stock were issued to Mr. Rhea. In addition, the Company paid Mr. Rhea $800,000 on account of compensation due to him under his employment agreement with the Company.

Stock Return to Treasury

In March 2005, Mr. Chester acquired 105,150,000 shares which had been previously issued by the Company from October 2000 through August 2003 from one of our former officers. Subsequently, Mr. Chester sold 5,000,000 shares to Mr. Rhea.

On June 7, 2005, Mr. Rhea and Mr. Chester returned, without consideration, 5,000,000 and 500,000 shares, respectively, to the treasury pursuant to a Management Stock Pool Agreement which is discussed below.

On June 13, 2005,,to facilitate our private placement offering, discussed below, Mr. Chester agreed to cancel 99,650,000 shares held by him. There were no additional terms with respect to such Mr. Chester’s agreement to cancel the 99,650,000 shares.

Management Compensation

     Management Group Stock Plan

Pursuant to the terms of the Management Stock Pool Agreement between the Company and certain of its officers and directors dated June 7, 2005, the officers and directors agreed that in the event of resignation or, in the event of termination for cause, the officers and directors would forfeit the opportunity to earn any additional stock under the plan.

On October 26, 2005, Mr. Chester resigned his positions of Director and Vice President of the Company. As provided for in the Management Group Stock Agreement, Mr. Chester’s resignation resulted in forfeiture to earn 500,000 shares under the plan.

On November 10, 2005, Mr. Rhea was terminated for cause and was removed as officer and director of the Company. As provided for in the Management Group Stock Agreement, Mr. Rhea’s termination resulted in forfeiture to earn 5,000,000 shares under the plan.

There are currently no shares held in escrow which are subject to the Management Group Stock Plan.

     Management Stock and Options Grants

On October 17, 2005, the Company hired a VP of Operations on an “at will” basis. In addition the Company agreed to issue options to acquire 500,000 in common stock at a price of $2.80 per share for a period of 5 years. The options will vest in equal amounts, over three years from the date of issue.

On November 15, 2005, the Company hired a Chief Financial Officer and interim Chief Executive Officer on an “at will” basis. The Company has agreed to issue 500,000 shares of common stock as a stock bonus.

On February 8, 2006, the Company retained the services of a Controller and Chief Accounting Officer on an “at will” basis. The Company has agreed to issue 200,000 shares of common stock as a stock bonus to be earned 100,000 at December 31, 2006 and 100,000 at December 31, 2007. In addition the Company has agreed to issue options to acquire 200,000 shares of common stock at a price of $2.43 per share for a period of 5 years. The options will vest in equal amounts, over two years from the date of issue.

The holders of the stock and option grants discussed above have agreed to waive their rights to the stock and option grants provided that the 2006 Incentive Stock Plan is approved by the Company's shareholders. Upon the approval in May 2006 by shareholders owning a majority of the Company’s Stock, the holders waived their rights to the stock and option grants. In exchange for the waiver of their rights to the stock and option grants, the holders received stock grants pursuant to the 2006 Incentive Stock Plan, which is discussed below.

     2006 Incentive Stock Plan

The 2006 Incentive Stock Plan has initially reserved 3,200,000 shares of common Stock for issuance. Under the 2006 Incentive Stock Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 or which are not intended to qualify as Incentive Stock Options thereunder. Under the 2006 Stock Incentive Plan, options, stock grants, or restricted stock may be granted to key employees, officers, directors or consultants of the Company, as provided in the 2006 Stock Incentive Plan.

On February 27, 2006, the Board of Directors approved certain stock grants to four employees, subject to the approval of shareholders of the Company. With respect to each of the following grants, 40% of such shares would be earned on January 1, 2007 and 60% would be earned on January 1, 2008.

Grantee	Position	Shares
Lawrence J. Finn	CEO and CFO	1,500,000
Richard C. Binz	Controller and CAO	300,000
Sam M. Governale	VP Field Operations	250,000
Joyce Moore	Secretary	100,000

The Company’s 2006 Stock Incentive Stock Plan was approved by shareholders owning a majority of the Company’s stock in May 2006.